
03050502

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Retail Fund Investment Corporation

*CURRENT ADDRESS Izumikan Kioicho Building 6F
4-3, Kioicho, Chiyoda-Ku
Tokyo 102-0094 Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34716 FISCAL YEAR 8/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)* ☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)* ☐
DEF 14A (PROXY)	☐	

OICF/BY: NM

DATE : 5/9/03

Greeting

Yuichi Hiromoto

Executive Director
Japan Retail Fund Investment Corporation

President and Representative Director
Mitsubishi Corp.-UBS Realty Inc.

I. OUTLINE OF THE INVESTMENT CORPORATION

Q1: Why did you launch REIT (Real Estate Investment Trust) specialized in retail properties?

A: Omitted

Q2: Are REITs specialized in retail properties small in scale and unique at abroad, too?

A: Omitted

Q3: Do you think the Investment Corporation will be adversely affected by the "issue of 2003"?

A: Omitted

Q4: Could you give us an outline of your future growth strategy?

A: Omitted

State of Investment Unit

Japan Retail Fund Investment Corporation: fluctuation of price of investment unit
(up to the closing price of October 24, 2002)

Fluctuations of price of investment unit and trading volume of the Investment Corporation at the Tokyo Stock Exchange from March 12, 2002 (date on which the investment unit was listed) to October 24, 2002 are as follows:
(Omitted)

Number of Unitholders Classified by Category
(Omitted)

Summary of Portfolio

The Investment Corporation, basically aims to acquire properties classified as "income-type properties which are expected to generate stable medium to long term cash flows" and "growth-type properties which are expected to improve cash flows by increase in value of properties, replacement of tenants, etc." and to construct optimum portfolio.
Four properties which the Investment Corporation has already acquired are all classified as "income-type properties".

Name of Property	Location	Type of Property	Acquisition Price (¥ in millions)	Investment Ratio
Sendai Nakayama Shopping Center	Sendai-shi, Miyagi	General merchandise store	10,200	24.9%
ESPA Kawasaki	Kawasaki-shi, Kanagawa	General merchandise store	8,117	19.8%
Osaka Shinsaibashi Building	Osaka-shi, Osaka	Home improvement and lifestyle store	14,300	35.0%
JUSCO Chigasaki Shopping Center	Chigasaki-shi, Kanagawa	General merchandise store	8,300	20.3%

Performance Review

Portfolio Classified by Region (Ratio based on acquisition value)

Tokyo metropolitan area	40.1%
Osaka	35.0%
Sendai	24.9%



Property No.1
Sendai Nakayama Shopping Center

Location	Sendai-shi, Miyagi
Area of Land	86,424 m²
Leasable Area	46,249 m²
Construction Period	From 1995 to 1999
Term-end Calculated Value	10.2 billion yen
Ratio of Investment Corporation's Holdings	100 %
Tenant	AEON (JUSCO) Keiyo (Keiyo D2)
Population Radius (5 km)	228,788 persons

Property No.2
ESPA Kawasaki

Location	Kawasaki, Kanagawa
Area of Land	34,382 m²
Leasable Area	56,891 m²
Year of Construction	2000
Term-end Calculated Value	10.1 billion
Ratio of Investment Corporation's Holdings	80.37 %
Tenant	Ito-Yokado
Population Radius (5 km)	665,495 persons

Property No. 3
Osaka Shinsaibashi Building

Location	Osaka-shi, Osaka
Area of Land	1,819 m²
Leasable Area	13,667 m²
Year of Construction	1999
Term-end Calculated Value	14.5 billion yen
Ratio of Investment Corporation's Holdings	100%
Tenant	Tokyu Hands

Property No. 4
JUSCO Chigasaki Shopping Center

Location	Chigasaki-shi, Kanagawa
Area of Land	27,567 m²
Leasable Area	63,652 m²
Year of Construction	2000
Term-end Calculated Value	8.29 billion yen
Ratio of Investment Corporation's Holdings	100%
Tenant	AEON (JUSCO)
Population Radius (5 km)	341,852 persons

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc. which is its asset manager, by entering into an asset management entrustment agreement. Mitsubishi Corp.-UBS Realty Inc. aims to offer safe and attractive investment opportunities by utilizing network of Mitsubishi Corporation with huge number of clients among various industries, its business know-how related to real estate market in Japan which has been fostered in large-scale real estate development businesses, its cutting-edge financial know-how, its performances and experience of management of various funds such as venture capital funds and business acquisition funds, as well as performances and experience of UBS group related to management of real estate as a real estate investment advisor in U.S., Great Britain and Australia and its management know-how and performances related to securities investment trust in Japan.

II. ANNUAL REPORT

General Condition of Asset Management

1. Operating Results and Financial Position

		First Accounting Period (From September 14, 2001 to August 31, 2002)
Operating revenues	million yen	1,350
(Rental revenues)	million yen	(1,350)
Operating expenses	million yen	509
(Rental expenses)	million yen	(327)
Operating income	million yen	841
Ordinary income	million yen	696
Net income (a)	million yen	694
Net asset value (b)	million yen	24,356
Total assets (c)	million yen	44,064
Unitholders' capital	million yen	23,662
Number of investment units issued and outstanding (d)	unit	52,400
Net asset value per unit (b)/(d)	yen	464,824
Total distribution (e)	million yen	694
Distribution per unit (e)/(d)	yen	13,252
(Profit-sharing per unit)	yen	(13,252)
(Excess profit-sharing per unit)	yen	(-)
Ratio of ordinary income to total assets (Note 3)	%	1.60 (3.40)
Profit ratio to net worth (Note 3)	%	2.89 (6.14)
Net worth ratio (b)/(c)	%	55.3
Pay-out ratio (e)/(a)	%	100.0
(Other information for reference)		
Rental Net Operating Income (NOI)	million yen	1,308
Net Profit Margin	%	51.4
Debt Service Coverage Ratio		26.2
Funds from Operation (FFO) per unit	yen	18,696
Funds from Operation (FFO) multiples		12.0

Note 1 : Consumption tax, etc. are not included in operating revenues, etc.

Note 2 : Unless stated in particular, fractions less than the figures indicated above were omitted.

Note 3 : Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized, as the Investment Corporation commenced its operation from March 13, 2002 and actual days of operation was only 172 days.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues - Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of Aug.(¥475,000)/annualized FFO per unit

2. Development of Asset Management of This Period
(Omitted)

3. State concerning Capital Increase Etc.

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Capital Increase through Public Offering	52,000	52,400	23,462	23,662	Note 2

Note 1 : Upon establishment, the Investment Corporation issued investment units at the issue price per unit of ¥500,000.

Note 2 : The Investment Corporation issued investment units at the issue price per unit of ¥470,000 (subscription price: ¥451,200) offered publicly to raise funds to acquire new properties.

[Fluctuation of Market Price of Investment Certificate]

The highest and the lowest price of the investment certificate on the Tokyo Stock Exchange REIT Market on which the investment certificates are listed shall be as follows.

Term	First Accounting Period
Settlement Date	August 2002
Highest	¥484,000
Lowest	¥433,000

4. State of Distributions Etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥13,252.

	First Accounting Period (From September 14, 2001 to August 31, 2002)
Net income	694,417 thousand yen
Accumulated earnings	12 thousand yen
Total cash distribution (Distribution per unit)	694,404 thousand yen (13,252 yen)
Total profit-sharing (Profit-sharing per unit)	694,404 thousand yen (13,252 yen)
Total investment refund (Investment refund per unit)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved
(Omitted)

6. Material Subsequent Facts
N.A.

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Investment

	First Accounting Period as of August 31, 2002
Total Number of Investment Units to be Issued	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	52,400 Units
Number of Unitholders	8,046 Persons

2. Major Unitholders

Major unitholders as of August 31, 2002 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		unit	%
Mitsubishi Corporation	6-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo	5,102	9.74
Joyo Bank	5-5, Minamimachi 2-chome, Mito-shi, Ibaragi	2,160	4.12
The Bank of Kansai	7-21, Shinsaibashisuji 2-chome, Chuo-ku, Osaka-shi, Osaka	2,000	3.82
Nikko Solomon Smith Barney Limited	Akasaka Park Building, 2-20, Akasaka 5-chome, Minato-ku, Tokyo	1,832	3.50
Goldman Sachs International	133 Fleet Street London EC4A 2BB, U.K.	1,511	2.88
The Hiroshima Bank	3-8, Kamiya-cho 1-chome, Naka-ku, Hiroshima-shi, Hiroshima	1,494	2.85
The Numazu Shinkin Bank	6-16, Otemachi 5-chome, Numazu-shi, Shizuoka	1,309	2.50
The Senshu Bank, Ltd.	26-15, Miyamoto-cho, Kishiwada-shi, Osaka	1,254	2.39
Kyoei Mutual Fire & Marine Insurance	18-6, Shimbashi 1-chome, Minato-ku,	1,000	1.91

Co.	Tokyo		
State Street Trust and Banking Company 505030	World Trade Center Strawinskylaan 1455 1077XX Amsterdam Netherland	1,000	1.91
Bank of Bermuda Guernsey Special Account Exclusive Benefit Clients	P.O.Box 208 Bermuda House, St. Julian's Avenue St. Peter Port, Guernsey, Channel Island	800	1.53
The Chase Manhattan Bank N.A. London SL Omnibus Account	Woolgate House, Coleman Street London EC2P 2HD, England	683	1.30
Citi Bank London General UK Resident Treaty JAS Client	Lewisham House, 25 Molesworth Street, London, SE13 7EX UK	676	1.29
The Iyo Bank, Ltd.	Minami Horibata-cho 1, Matsuyama-shi, Ehime	600	1.15
Mitsui Asset Trust and Banking Company, Limited, the trustee of the investment trusts	23-1, Shiba 3-chome, Minato-ku, Tokyo	530	1.01
Maruto Kogyo K.K.	Koshimizu 116, Hanada-cho Aza, Toyohashi-shi, Aichi	521	0.99
Morgan Stanley and Company Inc.	1585 Broadway New York, New York 10036, U.S.A.	509	0.97
Solomon Brothers International	Victoria Plaza, 111 Buckingham Palace Road , London SW1WOSB	425	0.81
Hachijuni Bank	178-8 Okada, Nakagosho Aza, Nagano-shi Oaza, Nagano	400	0.76
The Bailliegifford Japan Trust plc.	1 Rutland Court Edinburgh EH3 8EY Scotland	400	0.76
Total		24,206	46.19

3. Names, Etc. of Executive Director and Supervisory Directors as of End of Period

Post	Name	Major Concurrent Post, Etc.
Executive Director	Yuichi Hiromoto	President and Representative

		Director of Mitsubishi Corp.-UBS Realty Inc.
Supervisory Director	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba
Supervisory Director	Takahiro Morita	Certified Public Accountant of Morita Certified Public Accountant Firm

Note: Neither the Executive Director nor the Supervisory Directors hold investment units of the Investment Corporation in its own name or that of others. Supervisory Directors may hold office in other companies other than those listed above; however, there is no conflict of interest between those companies (including those listed above) and the Investment Corporation.

4. Names of Investment Trust Management Company, Custodian and General Administrator as of End of Period

Classification of Business	Name
Investment Trust Management Company (Asset Manager)	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi Trust & Banking Corp.
General Administrator	The Mitsubishi Trust & Banking Corp.

Note: In relation to additional issuance of investment units through public offering placed in March 2002, Nikko Solomon Smith Barney Limited and UBS Warburg (Japan) Limited were appointed as general administrators concerning offering of investment units. As of August 31, 2002, entrusted business is completed due to completion of said public offering.

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	16,609	37.7
	Osaka and Nagoya metropolitan area	14,403	32.7
	Other metropolitan areas (each of which have populations over 1 million)	10,301	23.4
	Sub-total	41,314	93.8
Deposit and other assets		2,750	6.2
Total Assets		44,064	100.0

Note 1: Total amount of holdings are based on the balance sheet value (with regard to trust property, the depreciated book value) as of the end of period.

2. Major Holdings

Outline of major assets held by the Investment Corporation are as follows:

Name of Property	Book Value	Number of Property	Leasable Area	Leased Area	Occupancy Rate	Rental Income as Percentage of Total Revenue	Major Use
	(¥ in millions)		m²	m²	%	%	
Osaka Shinsaibashi Building (trust beneficiary interests)	14,403	1	13,366.96	13,366.96	100.0	29.0	Commercial facility
Sendai Nakayama Shopping Center (trust beneficiary interests)	10,301	1	46,248.96	46,248.96	100.0	32.4	Commercial facility
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	8,393	1	63,652.33	63,652.33	100.0	19.1	Commercial facility
ESPA Kawasaki (trust beneficiary interests)	8,216	1	56,891.15	56,891.15	100.0	19.5	Commercial facility
Total	41,314	4	180,459.40	180,459.40	100.0	100.0	

(Omitted)

III. BALANCE SHEET

	This Period (As of August 31, 2002)		
	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS			
Current assets:			
Cash and deposit		851,675	
Trust cash and trust deposit		900,978	
Rental receivables		45,123	
Consumption tax refundable		729,203	
Other current assets		23,380	
Total current assets		2,550,361	5.8
Non-current assets:			
Property and equipment:			
Trust buildings	14,233,101		
Accumulated depreciation	256,519	13,976,581	
Trust building improvements	947,934		
Accumulated depreciation	24,875	923,059	
Trust machinery and equipment	65,731		
Accumulated depreciation	3,890	61,840	
Trust land		26,352,732	
Total property and equipment		41,314,214	93.8
Investments, etc.:			
Long-term prepaid expenses		38,185	
Deferred losses from hedge transactions		50,708	
Total investments, etc.		88,893	0.2
Total non-current assets		41,403,108	94.0
Deferred assets:			
Organization costs		111,392	
Total deferred assets		111,392	0.3
Total Assets		44,064,862	100.0

	This Period (As of August 31, 2002)		
	Amount (¥ in thousands)		Composition Ratio (%)
LIABILITIES			
Current liabilities:			
Short-term debt		4,830,000	
Accounts payable		128,097	
Accrued expenses		167,110	
Income tax payable, etc.		1,865	
Rent received in advance		130,205	
Other current liabilities		1,019	
Total current liabilities		5,258,298	11.9
Non-current liabilities			
Long-term debt		4,170,000	
Tenant leasehold and security deposits		10,229,037	
Debt from derivatives		50,708	
Total non-current liabilities		14,449,746	32.8
Total Liabilities		19,708,045	44.7
UNITHOLDERS' EQUITY			
Unitholders' equity:			
Unitholders' capital		23,662,400	53.7
Retained earnings:			
Unappropriated retained earnings at the end of period		694,417	
(Net income)		(694,417)	
Total retained earnings		694,417	1.6
Total Unitholders' Equity		24,356,817	55.3
Total Liabilities and Unitholders' Equity		44,064,862	100.0

IV. STATEMENT OF INCOME

	This Period For the Period from September 14, 2001 to August 31, 2002		
	Amount (¥ in thousands)		Percentage (%)
Ordinary Income or Loss			
Operating Income or Loss			
Operating revenues:			
Rental revenues	1,350,616	1,350,616	100.0
Operating expenses:			
Property-related expenses	327,579		
Asset management fees	121,749		
Compensation of Officers	3,450		
Custodian fees	6,147		
General administration fees	24,797		
Other	25,626	509,351	37.7
Operating income		841,264	62.2
Non-operating Income or Loss			
Non-operating revenues:			
Interest received	57	57	0.0
Non-operating expenses:			
Interest expense	39,415		
Cost of issuance of new investment units	57,461		
Cost of listing of investment units	22,494		
Amortization of organization costs	13,924		
Other non-operating expenses	11,782	145,077	10.7
Ordinary income		696,244	51.6
Income before income taxes		696,244	51.6
Income taxes and other taxes		1,865	0.1
Adjustment of income taxes, etc.		△ 38	
Net income		694,417	51.4
Retained earnings at end of period		694,417	

V. (Omitted)

VI. CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTANTS

October 24, 2002

To: Mr. Yuichi Hiromoto
Executive Director
Japan Retail Fund Investment Corporation

Chuo Aoyama Audit Corporation

Signature __________________[Seal]
Shuichiro Hayashi
Certified Public Accountant
Representative Member
Member in Charge

Signature __________________[Seal]
Takeshi Shimizu
Certified Public Accountant
Representative Director
Member in Charge

We have audited the balance sheet, the related profit and loss statement, the annual report (limited to the part related to the accounts) and the accounts concerning cash distribution, and the supplementary statement (limited to the part related to the accounts) of Japan Retail Fund Investment Corporation for the period from September 14, 2001 to August 31, 2002. The parts related to the accounts in the annual report and the supplementary statement which we have audited were prepared based on the accounting books.

We have audited the financial statements referred to above in conformity with the auditing standards generally accepted fair and appropriate and took necessary auditing procedures.

In our opinion,

(1) the balance sheet and the profit and loss statement referred to above present fairly the financial position and the results of its operations of the Investment Corporation in conformity with the laws and regulations as well as its articles of incorporation;

(2) the annual report (limited to the part related to the accounts) present fairly the financial position and the operating results of the Investment Corporation in conformity with the laws and regulations as well as its articles of incorporation;

(3) the accounts concerning cash distribution referred to above is in conformity with the laws and regulations as well as its articles of incorporation; and

(4) With regard to the supplementary statement (limited to the part related to the accounts), there is no matter to indicate pursuant to the provisions of the Law concerning Investment Trust and Investment Corporation.

There is no interests which are required to be indicated pursuant to the provision of the Certified Public Accountant Law, between the Investment Corporation and the Audit Corporation or its member in charge.

VII. STATEMENT OF CASH FLOWS (FOR REFERENCE)

	For the Period from September 14, 2001 to August 31, 2002		For the Period from September 14, 2001 to August 31,
	Amount (¥ in thousands)		Amount (¥ in thousands)
I Cash Flows from Operating Activities:		II Cash Flows from Investing Activities:	
Income before income taxes	696,244	Purchases of property and equipment	Δ41,599,500
Depreciation	285,285	Proceeds from tenant leasehold and security deposits	10,229,037
Amortization costs of long-term prepaid expenses	8,706	Net cash used in investing activities	Δ31,370,462
Amortization of organization costs	13,924	III Cash Flows from Financing Activities:	
Interest received	Δ57	Proceeds from short-term debt	4,830,000
Interest expense	39,415	Proceeds from long-term debt	4,170,000
Rental receivables	Δ45,123	Proceeds from issuance of investment units	23,662,400
Consumption tax refundable	Δ729,203	Net cash provided by financing activities	32,662,400
Operating accounts payable	953	IV Net change in cash and cash equivalents	1,752,654
Accounts payable	128,097	V Cash and cash equivalents at beginning of period	-
Accrued expenses	151,343	VI Cash and cash equivalents at end of period	1,752,654
Rent received in advance	130,205		
Payments of long-term prepaid expenses	Δ46,891		
Cash payments of organization costs	Δ125,316		
Others	Δ23,263		

Sub-total	484,319	
Interest received	45	
Payment of interest	△23,647	
Net cash provided by operating activities	460,717	

Note: STATEMENT OF CASH FLOWS was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This STATEMENT OF CASH FLOWS has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 129, Paragraph 4 of the Law concerning Investment Trust and Investment Corporation.

(Omitted)